SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

FRISCH’S RESTAURANTS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

358748101

(CUSIP Number)

James R. Cummins, Esq.

Waite, Schneider, Bayless & Chesley Co., L.P.A.

1513 Fourth & Vine Tower

One West Fourth Street

Cincinnati, Ohio 45202

(513) 621-0267

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358748101
1.	Name of Reporting Persons. JBM Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Ohio
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person (See Instructions) PN

*	Based on information set forth on the Form 10-Q of Frisch’s Restaurants, Inc. as filed with the Securities and Exchange Commission on January 20, 2010, there were 5,107,058 shares of common stock, no par value, of the Company issued and outstanding as of December 21, 2009.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the “Shares”), of Frisch’s Restaurants, Inc. (the “Company”), an Ohio corporation. The address of the principal executive offices of the Company is 2800 Gilbert Avenue, Cincinnati, Ohio 45206.

Item 2.	Identity and Background

JBM Limited Partnership (“JBM”) is an Ohio limited partnership with its principal business at 2800 Gilbert Avenue, Cincinnati, Ohio 45206. JBM is engaged in the business of owning and investing in Shares of the Company. Craig F. Maier is the General Partner of JBM.

CRAIG F. MAIER

a.	Craig F. Maier

b.	2800 Gilbert Avenue, Cincinnati, Ohio 45206

c.	Mr. Maier is the President and Chief Executive Officer and a Director of Frisch’s Restaurants, Inc.

d.	Mr. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors).

e.	Mr. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Maier is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

As reported on the initial Schedule 13D, the Shares owned by JBM were acquired by gifts of shares to JBM from Blanche F. Maier and Jack C. Maier and by stock dividends.

This Amendment is being filed to report that on January 22, 2010, all but 9 Shares of the Company that were owned by JBM were distributed to the partners of JBM pursuant to the terms of the partnership agreement.

Item 4.	Purpose of Transaction

This Amendment is being filed to report that on January 22, 2010, all but 9 Shares of the Company that were owned by JBM were distributed to the partners of JBM pursuant to the terms of the partnership agreement.

As reported in the initial Schedule 13D, JBM maintained its Share position as an investment in the Company. However, JBM now intends to dissolve in the near future, therefore it may sell the Shares to liquidate its assets or distribute the Shares in accordance with the partnership agreement.

Except as described herein, JBM has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) Based on information set forth on the Form 10-Q of Frisch’s Restaurants, Inc. as filed with the Securities and Exchange Commission on January 20, 2010, there were 5,107,058 shares of common stock, no par value, of the Company issued and outstanding as of December 21, 2009. Accordingly, after the distributions of Shares to the partners on January 22, 2010, JBM owned only 9 Shares, which is 0.0% of the outstanding Shares of the Company.

(b) As General Partner, Craig F. Maier has the sole power to vote and to direct the disposition of the Shares held by JBM. See response to Item 2 for information regarding Mr. Maier.

(c) On January 22, 2010, all but 9 Shares of the Company that were owned by JBM were distributed to the partners of JBM pursuant to the terms of the partnership agreement.

(d) Craig F. Maier, as General Partner, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by JBM.

(e) January 22, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Craig F. Maier is the brother of Karen F. Maier, the Vice President of Marketing and a Director of Frisch’s Restaurants, Inc. JBM does not affirm the existence of a group.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2010	JBM Limited Partnership

/s/ Craig F. Maier
Craig F. Maier, General Partner

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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